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Exhibit 99.2

Company Registration number: 09127533

INTERNATIONAL GAME
TECHNOLOGY PLC

2014 ANNUAL REPORT
For the period from July 11, 2014 to December 31, 2014

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

STRATEGIC REPORT

The Directors present their Strategic Report of International Game Technology Plc ("IGT Plc" or the "Company", formerly Georgia Worldwide Plc) for the period from July 11, 2014 (inception date) to December 31, 2014.

IGT Plc is a public limited company incorporated in accordance with 2006 Companies Act. IGT Plc was incorporated on July 11, 2014 for the purpose of effecting the merger with International Game Technology ("IGT") (as further discussed here below) as a private limited liability company under the legal name Georgia Worldwide Limited. On September 16, 2014, IGT Plc was re-registered as a public limited company under the legal name Georgia Worldwide Plc and on February 26, 2015 under the legal name of International Game Technology Plc.

IGT Plc has not conducted any business operations other than that incidental to its formation and in connection with the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement").

IGT Plc is a direct subsidiary of GTECH S.p.A. ("GTECH"), one of the leading gaming operators in the world based on total wagers.

GTECH, as ultimate parent company of the GTECH Group, is a leading commercial operator and provider of technology in the regulated worldwide gaming markets. GTECH, up until moving to New York Stock Exchange ("NYSE"), is listed on the Milan Stock Exchange under the trading symbol "GTK" and has a Sponsored Level 1 American Depositary Receipt (ADR) program listed on the United States over the counter market under the trading symbol "GTKYY".

GTECH, is majority-owned by De Agostini S.p.A., a century-old publishing, media, and financial services company.

When used in this annual report, including notes, unless otherwise specified or the context otherwise indicates, all references to the terms "IGT Plc," "we," "us," "our," and the "Company" refer to International Game Technology Plc.

Developments Relating to the Acquisition of IGT

On July 15, 2014, GTECH entered into a Merger Agreement with IGT, a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada.

Under the terms of the Merger Agreement, which was amended in September 2014, GTECH and IGT will combine under IGT Plc. The Merger Agreement provides for (i) the merger of GTECH with and into IGT Plc pursuant to which each issued and outstanding ordinary share of GTECH will be converted into the right to receive one ordinary share of IGT Plc ("IGT Plc Shares"), and

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

immediately thereafter, (ii) the merger of a U.S. subsidiary of IGT Plc with and into IGT with IGT surviving as a wholly owned subsidiary of IGT Plc (together the "Mergers").

Subject to adjustment, IGT shareholders will be entitled to receive a combination of $13.69 in cash plus 0.1819 IGT Plc Shares for each share of IGT common stock, equal to an aggregate value of $18.25 per IGT share. The aggregate transaction value is approximately $6.4 billion (€5.3 billion at the December 31, 2014 exchange rate) inclusive of the assumption of approximately $1.75 billion (€1.44 billion at the December 31, 2014 exchange rate) in existing IGT net debt. Following the Mergers, it is expected that IGT Plc ordinary shares will be listed on the NYSE.

Closing of the mergers is subject to certain customary closing conditions and the receipt of a merger order from the High Court of England and Wales (see below for such order received on March 16, 2015). The Merger Agreement contains customary representations, warranties and covenants by IGT and GTECH, including covenants regarding the operation of their respective businesses prior to the closing of the mergers and prohibitions on the solicitation of competing proposals.

In connection with the Merger Agreement, IGT entered into a Support Agreement and a Voting Agreement with GTECH's principal shareholders, who held approximately 59% of the outstanding shares of GTECH as of March 14, 2014. Under the terms of the Support Agreement, GTECH's principal shareholders have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any competing transaction. Under the Voting Agreement, such shareholders have agreed to vote their shares in accordance with the post-closing governance provisions set forth in the Merger Agreement and described above for a period of three years after the closing of the Mergers.

The extraordinary meeting of shareholders of GTECH was held on November 4, 2014 at which the cross-border merger of GTECH into IGT Plc was approved. GTECH shareholders who did not vote in favor of the merger were entitled to exercise their statutory right of withdrawal. Statutory cash exit rights were exercised with respect to 19,796,852 shares, for an aggregate amount of €379.6 million at the liquidation amount of €19.174 per share. Such shares represent 11.3% of GTECH's current fully paid-up share capital and 11.4% of GTECH's shares outstanding as of July 15, 2014, when the Merger Agreement was executed. Pursuant to the Merger Agreement, GTECH would have been permitted to terminate the Merger Agreement if cash exit rights had been exercised by shareholders representing 20% or more of GTECH's 173,779,311 outstanding shares as of the date of the Merger Agreement. The special meeting of the shareholders of IGT was held on February 10, 2015, at which the Merger Agreement was approved. The transaction is currently expected to be completed on April 7, 2015.

Cross-border merger and its grounds

The cross-border merger will be implemented as a merger by means of merger by absorption in accordance with the Cross Border Mergers Directive (2005/56/EC) (the "Directive") as implemented in the United Kingdom by the Companies (Cross-Border Mergers) Regulations 2007 (SI 2007/2974), as amended (the "UK Regulations") and as implemented in Italy by the Italian Legislative Decree of 30 May 2008, no. 108 (the "Italian Regulations") (the "Merger").

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

The Merger will be implemented by way of an absorption of GTECH into IGT Plc in accordance with the terms of the Merger Agreement which has been jointly produced in accordance with regulation 7(1) of the UK Regulations and Article 6 of the Italian Regulations. Under the UK Regulations the Merger will become effective not less than 21 days after the High Court of England and Wales (the "Court") makes an order sanctioning the IGT Plc Merger, which means April 7, 2015 considering the order was received on March 16, 2015 (see below for further information).

The Merger is being carried out as a cross-border merger in accordance with the Directive because it provides the most simple and efficient legal process for achieving GTECH's objective to re-domicile its business to the United Kingdom, which has been agreed as an integral part of the IGT transaction.

The IGT transaction is expected to:

  •
  create the world's leading end-to-end gaming company with significant market position across the lottery, gaming equipment and interactive wagering and social gaming segments, and strong product offerings across the client spectrum;
  •
  result in enhanced global scale with a diversified product portfolio and geographic mix and strengthened research and development capabilities;
  •
  provide opportunities to employ the best practices of GTECH and IGT to drive greater efficiencies;
  •
  provide economies in purchasing and R&D due to the greater scale of the combined group;
  •
  support and accelerate the fundamental strategies of GTECH and diversify its revenue base;
  •
  result in increased earnings and cash flow and better access to capital markets for the combined company as a result of enhanced size and business diversification; and
  •
  result in the successful integration of the two companies.

The Directors of the Company believe that the combined business will be uniquely positioned to capitalise on opportunities created by ongoing convergence across global gaming segments.

Principal risks and uncertainties

From the perspective of the Company, the principal risks and uncertainties are integrated with the principal risks of the GTECH Group and are not managed separately. Accordingly, the principal risks and uncertainties of GTECH Group, which include those of the Company, are discussed in the Risks and Uncertainties section of the Management Discussion and Analysis of the GTECH Group's annual report, available at the Italian Companies' Register, which does not form part of this report.

Key performance indicators (KPI's)

IGT Plc has not conducted any business operations other than that incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. With its role of pure shell company for the period from inception to December 31, 2014, the Company's directors believe that analysis using key performance indicators for the Company is not necessary or appropriate for an understanding of the development, performance or position of IGT Plc's business. The development, performance and position of the GTECH Group, which includes the Company, are discussed in the

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Management Report section of the Management Discussion and Analysis of the Group's annual report, available at the Italian Companies' Register, which does not form part of this report.

Developments After Calendar Year 2014 and post balance sheet events

In January 2015, after the close of calendar 2014, GTECH entered into a €800 million four-year senior facilities agreement with BNP Paribas, Intesa San Paolo, Mediobanca and UniCredit (the "Term Loan Agreement"). The Term Loan Agreement provided for two €400 million term loan facilities to GTECH, which may be used for general corporate purposes, including repayment of existing indebtedness. Upon the merger of GTECH with and into IGT Plc, IGT Plc will become the borrower under one of the term loan facilities and a principal Italian operating subsidiary will become the borrower under the other term loan facility.

In February 2015, after the close of calendar 2014, GTECH announced the closing of an approximately $5 billion senior secured notes offering, and in connection therewith, the termination of GTECH's Bridge Facility. GTECH intends to use proceeds from the offering to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs, and possibly to refinance certain existing indebtedness of GTECH and IGT.

Pending consummation of the IGT Acquisition and satisfaction of certain other conditions, the gross proceeds of the offering (the "Escrowed Funds") were deposited into escrow accounts pursuant to the terms of an escrow agreement. The release of the Escrowed Funds (the date of such release, the "Completion Date") will be subject to the satisfaction of certain conditions, including the completion of the IGT Acquisition. IGT Plc was the Issuer of the Notes. On the Completion Date, the Notes will be guaranteed on a senior basis by GTECH Foreign Holdings Corporation, GTECH Holdings Corporation, GTECH Corporation, GTECH Rhode Island LLC, GTECH USA, LLC, GTECH Canada ULC, GTECH Germany GmbH, Invest Games S.A., IGT, IGT North America, DoubleDown Interactive LLC and Lottomatica Holding S.r.l.. In addition, on the Completion Date, the Notes will be secured by pledges of the shares of IGT and Lottomatica Holding S.r.l. and assignments of certain intercompany loans or notes in excess of $10 million.

On February 12, 2015 the Company subscribed an intercompany loan agreement with GTECH S.p.A. being funded for €50 million. The loan payable bears interest at 2.13% per annum and, together with all accrued and unpaid interest, is due on August 12, 2015. On the same date the Company was also funded through additional paid in capital for €50 million by the immediate parent undertaking GTECH S.p.A..

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

On March 16, 2015 the Court issued the order approving completion of the cross-border merger of GTECH with and into IGT. The Merger will become effective at 12.01 a.m. [GMT] on April 7, 2015, subject to the satisfaction or waiver of the remaining conditions precedent set out in the merger agreement.

Approved by the Board of Directors.
And signed on behalf of the Board by

Alberto Fornaro – Director of IGT Plc and Executive Vice President and CFO of GTECH S.p.A.
April 2, 2015
Company Registration number: 09127533

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

DIRECTORS' REPORT

The Directors present their report and the audited financial statements of IGT Plc for the period from July 11, 2014 to December 31, 2014.

The loss for the period was €50.6 million.

General Information

The Strategic Report and the notes contains information on domicile and legal form of the Company, country of incorporation and address of the registered office.

Future developments and post balance sheet events

The Strategic Report contains details of likely future developments after calendar year 2014 within the Company.

Dividends

There are no proposed dividend payments for the period from inception to December 31, 2014.

Political donations and political expenditure

Nor the Company or its subsidiary Georgia Worldwide Corporation during the period from inception to December 31, 2014:

  •
  made any donations to a registered political party or other political organization in the EU or any independent election candidate;
  •
  incurred EU political expenditure.

Strategic report

The strategic report is set out in pages 2 to 5 and is incorporated into this directors' report by reference.

Directors and their interests

The following individuals were directors of the Company during the period from inception to the sign off date of this report: Marco Sala, Declan James Harkin and Alberto Fornaro.

Marco Sala was removed from office as director of the Company on July 15, 2014.

The directors do not have interests in the Company's ordinary shares, options held over ordinary shares or interests in share options and long term incentive plans.

Directors' indemnities

There are no third party indemnity provisions for the benefit of the Company's directors.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Financial instruments

Existing financial instruments, although not material for the assessment of the assets, liabilities, financial position and profit or loss of the Company, are disclosed in the notes to this annual report.

Financial risk management objectives and policies

Refer to what disclosed in Note 14 for further information.

Going concern

As indicated in the Strategic Report, the Company's principal risks and uncertainties are integrated with the principal risks of the GTECH Group and are not managed separately.

The Company, through its shareholder and the Group it pertains, has considerable financial resources, and the directors believe that the Company will be well placed to manage its business risks successfully. After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

The IGT transaction, among others, is expected to create the world's leading end-to-end gaming company with significant market position across the lottery, gaming equipment and interactive wagering and social gaming segments, and strong product offerings across the client spectrum. As such the directors of the Company believe that the combined business will be uniquely positioned to capitalise on opportunities created by ongoing convergence across global gaming segments.

Accordingly, the directors continue to adopt the going concern basis in preparing the annual report and accounts.

Share capital

The issued share capital of the Company is £50,001, consisting of one Ordinary Share of £1 held by GTECH S.p.A. and 50,000 Sterling Non-Voting Shares of £1 each held by Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Limited).

Statement of directors' responsibilities

The directors are responsible for preparing the Strategic Report, Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, the directors are required to:

  •
  select suitable accounting policies and then apply them consistently;
  •
  make judgements and accounting estimates that are reasonable and prudent;

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

  •
  state whether applicable International Financial Reporting Standards (IFRSs) as adopted by the European Union have been followed, subject to any material departures disclosed and explained in the financial statements;
  •
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors and disclosure of information to auditors

In accordance with Section 418, the directors in office at the date of the directors' report approve that:

  (a)
  so far as they are aware, there is no relevant audit information of which the company's auditors are unaware; and

  (b)
  they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Independent auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their re-appointment will be proposed at the Annual General Meeting.

Approved by the Board of Directors.
And signed on behalf of the Board by

Alberto Fornaro – Director of IGT Plc and Executive Vice President and CFO of GTECH S.p.A.
April 2, 2015
Company Registration number: 09127533

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Independent auditors' report to the members of International
Game Technology plc (formerly Georgia Worldwide plc)

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Report on the financial statements

Our opinion

In our opinion the financial statements, defined below:

  •
  give a true and fair view of the state of the company's affairs as at 31 December 2014 and of its loss and cash flows for the period (the "period") then ended;

  •
  have been properly prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union; and

  •
  have been prepared in accordance with the requirements of the Companies Act 2006.

This opinion is to be read in the context of what we say in the remainder of this report.

What we have audited

The financial statements, which are prepared by International Game Technology plc (formerly Georgia Worldwide plc, comprise:

  •
  the Statement of Financial Position as at 31 December 2014;

  •
  the Income Statement and the Statement of Comprehensive Income for the period then ended;

  •
  the Statement of Cash Flows for the period then ended;

  •
  the Statement of Changes in Equity for the period then ended; and

  •
  the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in their preparation is applicable law and IFRSs as adopted by the European Union.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

What an audit of financial statements involves

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) ("ISAs (UK & Ireland)"). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

  •
  whether the accounting policies are appropriate to the company's circumstances and have been consistently applied and adequately disclosed;

  •
  the reasonableness of significant accounting estimates made by the directors; and

  •
  the overall presentation of the financial statements.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Strategic Report and the Directors' Report for the financial period for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

  •
  we have not received all the information and explanations we require for our audit; or

  •
  adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or

  •
  the financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors' remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors' remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of Directors' Responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Mark Jordan (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
2 April 2015

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Financial Statements
and Footnotes

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

IGT PLC STATEMENT OF FINANCIAL POSITION For the period from inception to December 31, 2014
(€ thousands)	Notes	December 31, 2014
ASSETS
Non-current assets
Deferred income taxes	9	6,332

Total non-current assets		6,332

Current assets
Other current assets	6	46,739
Receivables from related parties	7	218
Cash and cash equivalents		1,057

Total current assets		48,014

TOTAL ASSETS		54,346

EQUITY AND LIABILITIES
Issued capital	10	63
Share premium		515
Retained deficit		(50,560)
Translation reserve		(1,579)

Total deficit		(51,561)

Current liabilities
Accounts payable		19,679
Loans payable to related parties	7	55,528
Current financial liabilities		30,700

Total current liabilities		105,907

TOTAL DEFICIT AND LIABILITIES		54,346

The notes on page 18 to 28 are an integral part of these financial statements.

These financial statements on pages 13 through 28 were approved by the Board of Directors on April 2, 2015 and signed on its behalf by

Alberto Fornaro – Director of IGT Plc and Executive Vice President and CFO of GTECH S.p.A.
Company Registration number: 09127533

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

IGT PLC INCOME STATEMENT For the period from inception to December 31, 2014
(€ thousands)	Notes	For the period from inception to December 31, 2014
Other costs		(1,313)
Unusual expense	12, 16	(27,332)

		(28,645)
Operating loss		(28,645)
Foreign exchange gain		684
Interest expense	13	(28,931)

		(28,247)

Loss before income tax		(56,892)
Income tax credit	9	6,332

Loss after tax for the period		(50,560)

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

IGT PLC STATEMENT OF COMPREHENSIVE INCOME For the period from inception to December 31, 2014
(€ thousands)	Notes	For the period from inception to December 31, 2014
Loss for the period		(50,560)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	10	(1,579)

Net other comprehensive loss that may be reclassified subsequently to profit or loss		(1,579)

Total comprehensive loss for the period net of tax		(52,139)

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

IGT PLC STATEMENT OF CHANGES IN EQUITY For the period from inception to December 31, 2014

(€ thousands)	Issued Capital (Note 10)	Share Premium	Retained Deficit	Translation Reserve (Note 10)	Total Deficit
Balance at inception	–	–	–	–	–
Loss for the period	–	–	(50,560)	–	(50,560)
Other comprehensive loss	–	–	–	(1,579)	(1,579)

Total comprehensive loss	–	–	(50,560)	(1,579)	(52,139)
Capital increase (Note 10)	63	515	–	–	578

Balance at December 31, 2014	63	515	(50,560)	(1,579)	(51,561)

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

IGT PLC STATEMENT OF CASH FLOWS For the period from inception to December 31, 2014
(€ thousands)	Notes	For the period from inception to December 31, 2014
Cash flows from operating activities
Loss before income tax expense		(56,892)
Adjustments for:
Interest expense	13	28,931
Foreign exchange gain, net		(684)

Cash flows before changes in operating assets and liabilities		(28,645)
Changes in operating assets and liabilities:
Accounts payable		19,289
Amounts receivable from related parties	7	(218)
Other current assets		(2,359)

Net cash flows used in operating activities		(11,933)

Cash flows from financing activities
Proceeds from related party note payable		54,799
Proceeds from related party capital increase		578
Payments on bridge financing	13	(39,160)
Payments for debt issuance costs		(3,212)

Net cash flows from financing activities		13,005

Net increase in cash and cash equivalents		1,072
Effect of exchange rate changes on cash		(15)

Cash and cash equivalents at the beginning of the year		–

Cash and cash equivalents at the end of the year		1,057

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

1. Corporate information

As also indicated in the Strategic Report, International Game Technology Plc ("IGT Plc", formerly Georgia Worldwide Plc) is a public limited company organized under the laws of England and Wales. IGT Plc was incorporated on July 11, 2014 for the purpose of effecting the Merger with IGT (as further discussed in the Strategic Report) as a private limited liability company under the legal name Georgia Worldwide Limited. On September 16, 2014, IGT Plc was re-registered as a public limited company under the legal name Georgia Worldwide Plc and on February 26, 2015 under the legal name of International Game Technology Plc.

IGT Plc has not conducted any business operations other than that incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. IGT Plc currently does not beneficially own any shares of IGT common stock. Following the Mergers, it is expected that IGT Plc ordinary shares will be listed on the NYSE.

IGT Plc is a direct subsidiary of GTECH S.p.A. one of the leading gaming operators in the world based on total wagers. IGT Plc's principal executive offices are located at 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom and its telephone number at that address is +44 (0) 203 131 0300. IGT Plc's registered agent is Elian Corporate Services (UK) Limited (formerly Ogier Corporate Services (UK) Ltd.), 11 Old Jewry, 6th Floor, London, EC2R 8DU.

GTECH, as ultimate parent company of the GTECH Group, is a leading commercial operator and provider of technology in the regulated worldwide gaming markets. GTECH is listed on the Milan Stock Exchange under the trading symbol "GTK" and has a Sponsored Level 1 American Depositary Receipt (ADR) program listed on the United States over the counter market under the trading symbol "GTKYY".

The financial statements for the period from inception to December 31, 2014 were approved for issuance in accordance with a resolution of the Board of Directors on April 2, 2015.

2. Adoption of new and revised International Financial Reporting Standards

The Company's accounting policies adopted in the preparation of the 2014 annual report are listed at paragraph 3 below. Here below the new amendments and interpretation endorsed by the European Union with an effective date of January 1, 2014.

Adoption of new amendments and interpretation

The nature and the impact of each new amendment and interpretation are described below.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. These amendments have no impact on the Company.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of "currently has a legally enforceable right of set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Company.

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36

These amendments require disclosure of the recoverable amounts for the assets or cash-generating units for which an impairment loss has been recognized or reversed during the period. These amendments potentially affect disclosures only and have no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments have no impact on the Company.

IFRIC Interpretation 21 Levies

IFRIC Interpretation 21 is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs (except if lower than a specified minimum threshold). The interpretation has no impact on the Company.

IFRS 13 Fair Value Measurement – This amendment, issued as part of the annual improvements to IFRSs issued in December 2013, clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment has no impact on the Company.

3. Significant accounting policies

3.1 Statement of compliance

The financial statements of the Company have been prepared in accordance with the Companies Act 2006 and IFRS as adopted by the European Union.

3.2 Basis of preparation

The financial statements have been prepared on a historical cost basis. The financial statements are presented in euros and all values are rounded to the nearest thousand (€000) (except share data) unless otherwise indicated.

The principal accounting policies have been consistently applied throughout the period.

The financial statements are prepared on a going concern basis.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Format of the financial statements

The Company presents assets and liabilities in its statement of financial position based on a current/non-current classification. An asset is current when it is:

  •
  Expected to be realized or intended to be sold or consumed in a normal operating cycle;
  •
  Held primarily for the purpose of trading;
  •
  Expected to be realized within twelve months after the reporting period, or;
  •
  Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

  •
  It is expected to be settled in the normal operating cycle;
  •
  It is held primarily for the purpose of trading;
  •
  It is due to be settled within twelve months after the reporting period, or;
  •
  There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

Deferred tax assets are classified as non-current assets.

The income statement is presented using a classification based on the nature of expenses, rather than based on their function of expense, as management believes this presentation provides information that is more relevant.

The statement of changes in equity include only details of transactions with owners.

Comprehensive income is presented in two statements; a separate income statement and a statement of comprehensive income. The statement of cash flows are presented using the indirect method.

The Company's principal accounting policies are described below.

3.3 Cash and cash equivalents

Cash and cash equivalents in the statement of financial position are comprised of cash at banks and on hand and short-term, highly liquid investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

3.4 Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

a)
Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

The Company's financial assets include cash and cash equivalents and trade and other receivables.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

  •
  Financial assets at fair value through profit or loss;
  •
  Loans and receivables;
  •
  Held-to-maturity investments; and
  •
  Available-for-sale financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company did not have any financial assets at fair value through profit or loss during the period from inception to December 31, 2014.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization and losses arising from impairment are recognized in the income statement.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization and losses arising from

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

impairment are recognized in the income statement. The Company did not have any held-to-maturity investments during the period from inception to December 31, 2014.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the net unrealized gain/(loss) reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the income statement, or determined to be impaired, at which time the cumulative loss is recognized in the income statement and removed from the net unrealized gain/(loss) reserve. Interest earned while holding available-for-sale financial investments is reported as interest income using the effective interest method. The Company did not have any held-to-maturity investments during the period from inception to December 31, 2014.

b)
Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred "loss event"), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

c)
Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include account payables and loans to related parties.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

  •
  Financial liabilities at fair value through profit or loss; or
  •
  Loans and borrowings

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition at fair value through profit and loss are designated at the initial date of recognition, and only if the criteria of IAS 39 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest method amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the income statement.

Management assessed that the fair values of cash and cash equivalents, trade receivables from related parties, other current assets, and accounts and loans payables approximate their carrying amounts due to the short-term maturities of these instruments.

3.5 Foreign currency translation

The Company's financial statements are presented in euros, while the Company's functional currency is US dollar. The €/$ exchange rate at December 31, 2014 was 1.2141.

Transactions and balances

Transactions in currencies other than the entity's functional currency (foreign currencies) are recognized by the Company at their respective functional currency rates prevailing at the date of the transaction. At the end of each reporting period, foreign currency monetary items are retranslated at the functional currency spot exchange rate in effect at the reporting date. The resulting foreign currency exchange differences are recorded in our income statement.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Translation to presentation currency

Assets and liabilities and revenue and expenses denominated in currencies other than our US dollar functional currency are translated into the Company's Euro presentation currency as follows:

  •
  assets and liabilities are translated at the exchange rate of the reporting date;
  •
  revenue and expenses are translated at the average exchange rate for the period; and
  •
  all resulting exchange differences are recognised in the translation reserve.

3.6 Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recovered.

Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

3.7 Unusual or exceptional items

Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant income statement category, but highlighted through separate disclosure. The separate reporting of unusual or exceptional items helps provide a better picture of the Company's underlying performance. Items which are included within the unusual or exceptional category include the transaction costs on the planned IGT acquisition as further explained in note 12.

4. Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Company's accounting policies, management has not made any judgments that had a significant effect on the amounts recognized in the financial statements.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses and tax credits can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable income together with future tax planning strategies.

5. Merger agreement with International Game Technology

On July 15, 2014, the GTECH Group entered into the Merger Agreement with IGT, a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada.

Under the terms of the Merger Agreement, which was amended in September 2014, GTECH and IGT will combine under IGT Plc. The Merger Agreement provides for (i) the merger of GTECH with

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

and into IGT Plc pursuant to which each issued and outstanding ordinary share of GTECH will be converted into the right to receive one ordinary share of IGT Plc, and immediately thereafter, (ii) the merger of a U.S. subsidiary of IGT Plc (Georgia Worldwide Corporation) with and into IGT with IGT surviving as a wholly owned subsidiary of IGT Plc.

Financing Transactions

In July 2014, GTECH entered into a commitment letter with Credit Suisse AG, Barclays Bank PLC and Citigroup Global Markets Limited (and certain affiliates thereof) which provides a commitment to fund the Bridge Facility (as defined in the Strategic Report) in an aggregate principal amount of approximately $10.7 billion (at an exchange rate of $1 per €0.735). By January 26, 2015, the Bridge Facility commitment was reduced to approximately $4.9 billion (at an exchange rate of $1 per €0.735) reflecting GTECH's current potential financing needs related to the IGT Acquisition.

In November 2014, GTECH S.p.A. and GTECH Corporation entered into a $2.6 billion (at an exchange rate of $1 to €0.795) five year senior facilities agreement. The agreement for the senior facilities provides for a $1.4 billion multicurrency revolving credit facility for GTECH Corporation and an €850 million multicurrency revolving credit facility for GTECH S.p.A. Upon completion of the IGT Acquisition, the U.S. dollar multicurrency revolving credit facility will also be used to repay any outstanding amounts under IGT's revolving credit facility, which will be cancelled, and GTECH will be able to borrow under both the U.S. dollar multicurrency revolving credit facility and the euro multicurrency revolving credit facility and IGT will be able to borrow under the U.S. dollar multicurrency revolving credit facility, which will be increased to $1.5 billion.

6. Other current assets

(€ thousands)	December 31, 2014
Other current assets
Bridge facility fees	46,739

46,739

Bridge facility fees in 2014 are comprised of fees of €64.6 million, net of accumulated amortization. See Note 13 for further information.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

7. Related party disclosures

Receivables from related parties

Receivables from related parties primarily result from costs incurred by IGT Plc on behalf of GTECH S.p.A..

(€ thousands)	December 31, 2014
Receivables from related parties
GTECH S.p.A.	218

218

Loans payable to related parties are as follows:

(€ thousands)	December 31, 2014
GTECH Corporation	55,528

55,528

GTECH Corporation

The loan payable outstanding at December 31, 2014 to GTECH Corporation is €55.5 million, is unsecured, and bears interest at 0.4% per annum, with interest receivable on or before the maturity date. The loan, together with all accrued and unpaid interest, is due on September 26, 2015. The maximum principal amount of the loan is $75 million.

8. Ultimate controlling party

The immediate parent undertaking is GTECH S.p.A.. The ultimate parent undertaking and controlling party is De Agostini S.p.A. a company incorporated in Italy.

The smallest set of consolidated financial statements in which the Company is included at December 31, 2014 refers to GTECH S.p.A..

9. Income tax credit

Loss before income taxes consists of €56.9 million.

At December 31, 2014, the Company has recognized a deferred tax asset of €6.3 million related to operating losses which may be carried forward indefinitely. The recognition of these assets is based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Deferred tax assets are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

The effective income tax rate on loss before income tax differed from the UK statutory tax rate for the following reasons:

(€ thousands)	For the period ended December 31, 2014
Loss before income tax	(56,892)
United Kingdom statutory tax rate	21.50%

Theoretical income tax credit	12,232
Reconciliation of the theoretical and effective income tax credit:
Permanent differences
Nondeductible transaction costs	(5,876)
Others	(24)

Total income tax credit	6,332

Effective income tax rate	11.1%

The United Kingdom statutory tax rate was reduced from 23% to 21% on April 1, 2014 resulting in a blended statutory tax rate of 21.5% for calendar 2014.

10. Issued capital and translation reserve

Issued capital at December 31, 2014 consist of the following:

December 31, 2014
Authorized shares
Ordinary shares	1
GBP par value per share	£1

1

Sterling Non-Voting shares
Sterling Non-Voting shares	50,000
GBP par value per share	£1

50,000

Capital contribution of £50 thousands at the historical exchange rate totals €63 thousands as shown in our statement of changes in equity for the period from inception to December 31, 2014.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

The holder of the non-voting shares is not entitled to participate in the profits of the Company, and in the event of a wind up is not entitled to a share of the Company's assets, after a nominal repayment of £1.

The translation reserve amounts to €1.6 million and was used to record exchange differences that arose from translating our financial statements from our US dollar functional currency into the Euro presentation currency. Such effect was mainly due to the US dollar being appreciated in value against Euro at the end of 2014.

11. Investment in subsidiary

The Company at December 31, 2014 wholly owns Georgia Worldwide Corporation, a Nevada corporation which was incorporated in July 2014 and will merge with and into IGT in a reverse subsidiary merger pursuant to which, following its effective time, the independent existence of Georgia Worldwide Corporation will cease, with IGT surviving as a wholly owned subsidiary of IGT Plc.

The Company owns 1,000 shares of Georgia Worldwide Corporation with a par value per share of $.01.

12. Unusual expense

The Company presents "Unusual expense" as a separate line item on the income statement. Unusual items recorded within this line item entirely refer to transaction costs (mainly professional fees) on the planned IGT acquisition (see Strategic Report and Note 5 for further information). Such items are classified as unusual as they are exceptional and only incidentally related to IGT Plc's ordinary activities and are not expected to occur frequently. Due to the significance and magnitude of these items, the Company believes that separate identification of this line item allows the users of the annual report to take them into appropriate consideration when analyzing the Company's performance.

(€ thousands)	For the period ended December 31, 2014
IGT acquisition costs	27,332

27,332

13. Interest expense

(€ thousands)	For the period ended December 31, 2014
Bridge facility	(28,931)

(28,931)

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Interest expense on the Bridge Facility is comprised of (i) amortization of the Bridge Facility fees of €64.6 million, which is recorded within Other current assets on the statement of financial position and is being amortized over the estimated life of the Bridge Facility (11 1/2 months beginning July 15, 2014), and (ii) a daily fee which accrues on the aggregate amount of the commitments during the period from and including July 15, 2014 to, but excluding, the date on which the Commitment letter is terminated or expires.

Bridge Facility

On July 15, 2014, in connection with our planned acquisition of IGT, GTECH S.p.A. obtained a debt commitment letter, pursuant to which affiliates of Credit Suisse AG, Barclays PLC and Citigroup Inc. provided commitments to fund the Bridge Facility in an aggregate principal amount of approximately $10.7 billion, of which approximately 45% was denominated in euros and approximately 55% of which was denominated in US dollars. The Bridge Facility consisted of four sub-facilities, the proceeds of which were to be used, among other things, to pay the cash portion of the merger consideration, to fund transaction expenses, to redeem and/or refinance existing specified indebtedness of GTECH S.p.A. and IGT, to the extent applicable, and to fund cash payments to GTECH S.p.A. shareholders exercising rescission rights.

Upon entering into the debt commitment letter for the Bridge Facility, we incurred fees of €38.8 million, which were payable in full upon the earliest occurrence of certain events set forth in the related agreements, including, among others, the closing of the acquisition of IGT or the date the Bridge Facility terminated in accordance with its terms. The fees of €38.8 million were recorded within current financial liabilities, with an offsetting entry in other current assets on the statement of financial position. The cost deferred in other current assets was being amortized to interest expense over the estimated duration of the Bridge Facility (11 1/2 months beginning July 15, 2014). In addition, a daily ticking fee accrued on the aggregate amount of the commitments in respect of the Bridge Facility during the period from and including July 15, 2014, to but excluding the date upon which the Bridge Facility was terminated, at a rate equal to 0.25% per annum. The ticking fee was payable in full on the earlier of (i) termination or expiration of the commitment letter and (ii) the closing of the acquisition of IGT. The ticking fee was recorded as interest expense in the income statement and accrued within current financial liabilities on the statement of financial position. In 2014, we recorded €28.9 million of interest expense relating to the Bridge Facility and paid €39.2 million of Bridge Facility fees.

On February 16, 2015, after the close of calendar 2014, the Bridge Facility was automatically terminated in connection with the $5 billion senior secured notes offering (as further discussed in the Strategic Report).

14. Financial risk management objectives and policies

Our principal financial instruments are comprised of financial liabilities on the Bridge Facility fees and cash and cash equivalents. We don't have other financial assets and liabilities, such as trade receivables and trade payables, which arise directly from operations.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

Credit risk

The Company's primary credit risk is derived from cash. We maintain cash deposits with only recognized, creditworthy third parties. Our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of cash deposited.

Foreign currency exchange rate risk

We have transactional currency exposures arising from current and anticipated transactions denominated in currencies other than our functional currency, which is the US dollar.

15. Events after the reporting period

In January 2015, after the close of calendar 2014, GTECH entered into a €800 million four-year senior facilities agreement with BNP Paribas, Intesa San Paolo, Mediobanca and UniCredit (the "Term Loan Agreement"). The Term Loan Agreement provided for two €400 million term loan facilities to GTECH, which may be used for general corporate purposes, including repayment of existing indebtedness. Upon the merger of GTECH with and into IGT Plc, IGT Plc will become the borrower under one of the term loan facilities and a principal Italian operating subsidiary will become the borrower under the other term loan facility.

In February 2015, after the close of calendar 2014, GTECH announced the closing of an approximately $5 billion senior secured notes offering, and in connection therewith, the termination of GTECH's Bridge Facility. GTECH intends to use proceeds from the offering to pay part of the cash component of the merger consideration for the acquisition of IGT and acquisition-related costs, and possibly to refinance certain existing indebtedness of GTECH and IGT. Pending consummation of the IGT Acquisition and satisfaction of certain other conditions, the gross proceeds of the offering (the "Escrowed Funds") were deposited into escrow accounts pursuant to the terms of an escrow agreement. The release of the Escrowed Funds (the date of such release, the "Completion Date") will be subject to the satisfaction of certain conditions, including the completion of the IGT Acquisition. IGT Plc was the Issuer of the Notes. On the Completion Date, the Notes will be guaranteed on a senior basis by GTECH Foreign Holdings Corporation, GTECH Holdings Corporation, GTECH Corporation, GTECH Rhode Island LLC, GTECH USA, LLC, GTECH Canada ULC, GTECH Germany GmbH, Invest Games S.A., IGT, IGT North America, DoubleDown Interactive LLC and Lottomatica Holding S.r.l.. In addition, on the Completion Date, the Notes will be secured by pledges of the shares of IGT and Lottomatica Holding S.r.l. and assignments of certain intercompany loans or notes in excess of $10 million.

On February 12, 2015 the Company subscribed an intercompany loan agreement with GTECH S.p.A. being funded for €50 million. The loan payable bears interest at 2.13% per annum and, together with all accrued and unpaid interest, is due on August 12, 2015. On the same date the Company was also funded through additional paid in capital for €50 million by the immediate parent undertaking GTECH S.p.A..

On March 16, 2015 the High Court of England and Wales issued the order approving completion of the cross-border merger of GTECH with and into IGT. The Merger will become effective at 12.01 a.m. [GMT] on April 7, 2015, subject to the satisfaction or waiver of the remaining conditions precedent set out in the merger agreement.

IGT PLC
2014 Annual Report
For the period from July 11, 2014 to December 31, 2014

16. Operating loss

The key amount recognized in arriving at our operating loss was €27.3 million for the IGT acquisition costs as further discussed in note 12.

Directors and key management compensation

None of the directors received remuneration in respect of service rendered to the Company.

Audit fees

The total remuneration of the Company's auditor, PricewaterhouseCoopers LLP, is £20 thousands for the period from inception to December 31, 2014.

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